UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-8979				Date examination completed: March 24, 2006
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: The Victory Variable Insurance Funds

4. Address of principal executive office (number, street, city, state, zip code):
3435 Stelzer Road, Columbus, Ohio 43219

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.     All items must be completed by the investment company.

2.     Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.     Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law.  File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (10-03)

Report of Independent Registered Public Accounting Firm

To the Trustees of

The Victory Variable Insurance Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about The Victory Variable Insurance Funds’ (hereafter referred to as the “Fund” and constituting the Diversified Stock Fund) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of March 24, 2006. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 24, 2006, and with respect to agreement of security purchases and sales, for the period from December 31, 2005 (the date of our last examination), through March 24, 2006.

-	Confirmation of all securities held by institutions in book entry form at the Depository Trust Company, without prior notice to management;

-	Confirmation of all securities out for transfer with brokers or alternative procedures where confirmations were not obtained;

-	Reconciliation of all Fund securities to the books and records of the Fund to Key Trust Company of Ohio National Association, the Custodian; and

-	Agreement of 15 security purchases and 15 security sales or maturities since our last report from the books and records of the Fund to broker confirmations/trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management's assertion that The Victory Variable Insurance Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 24, 2006 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Columbus, Ohio

June 14, 2006

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of The Victory Variable Insurance Funds (hereafter referred to as the “Fund” and constituting the Diversified Stock Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 24, 2006, and from December 31, 2005 through March 24, 2006.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 24, 2006, and from October 31, 2005 through March 24, 2006, with respect to securities reflected in the investment account of the Fund.

The Victory Variable Insurance Funds